

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2020

Jonathan Fitzpatrick
President and Chief Executive Officer
RC Driven Holdings LLC
440 S. Church Street, Suite 700
Charlotte, NC 28202

> **Re: RC Driven Holdings LLC**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted May 11, 2020**
> **CIK No. 0001804745**

Dear Mr. Fitzpatrick:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 11, 2020

Basis of Presentation, page ii

1. We note your revised disclosure in response to comment 2. Please further revise your disclosure in the Prospectus Summary and elsewhere that you discuss system-wide sales to clearly state that system-wide sales are not your revenues and are not included in your financial statements. Please also discuss and quantify the amount of franchise royalty fees that you earned from franchise-owned store sales, and the percentage of your revenue that is based on royalty fees versus sales from company-owned stores.

Use of Non-GAAP Financial Information, page iii

2. We note your response to comment 3 and the revised disclosure, but you did not fully

address our comment.  Please further revise your disclosure to clarify that the related intangible assets are directly related to the generation of revenue which is included in the Non-GAAP measure.

Prospectus Summary
Driven Brands' Overview, page 1

3.    We note your response to comment 5, and your revisions removing "actionable" from your disclosure.  Please clarify in your disclosure what is meant by "we have a franchise new unit pipeline of more than 400 committed locations as of December 28, 2019." Specifically, please define committed locations.  For example, disclose whether you have formal or informal, written or verbal, or any other agreements with these locations.

Recent Growth and Performance, page 2

4.    We note your response to comment 2, but it is not completely responsive to our comment. While you have amended your disclosure to more prominently display net income over Adjusted EBITDA in the bulleted list before your graphic, you have not provided a figure in the graphic representing net income.  Please provide this figure in your graphic, or tell us why you have not done so.

Summary Historical Consolidated Financial and Other Data, page 13

5.    In the table on page 14, the reconciliation of net income to Adjusted EBITDA and Acquisition Adjusted EBITDA presents pro forma financial information for the year ended December 26, 2015.  Please tell us how your disclosure complies with Item 10(e)(1)(i)(A) of Regulation S-K, since you present the pro forma financial information without presenting the historical financial information for 2015 or any other year until 2018. You may also refer to Question 102.10 in our Compliance & Disclosure Interpretations on the use of non-GAAP financial measures, released April 4, 2018.

6.    We note your disclosure on page iii that Free Cash Flow Conversion should not be construed as an alternative to your cash flows under GAAP measures of liquidity, and you have included the measure because it provides management and investors with additional information to measure your performance. Given this disclosure and the terminology used for the measure, please explain to us what you are trying to convey to readers, and clarify in your disclosure why it is useful to investors and how management uses it to measure performance.  If it is a liquidity measure, please provide a reconciliation to operating cash flows.  Please also consider relabeling the metric or explain to us why the existing terminology is an accurate portrayal of the measure.

Risk Factors
Risks Relating to Our Business
"Our business is affected by the financial results of our franchisees.", page 19

7.    We note your response to comment 11 and your amended disclosure on page 19.  Please

> amend your disclosure to include the substance of your response, that "[i]n certain circumstances, the Company may be the lessor under a master lease for a location that is operated by a franchisee. When this occurs, the Company then subleases the real estate to the operating franchisee and collects rent, which is then used to pay rent to its landlord under the master lease. In the event a franchisee fails to obtain appropriate financing and is unable to pay rent under a sublease, the Company is obligated to pay rent under the master lease. Currently, the Company is in such arrangements for less than 3% of all franchised locations."

Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Growth and Performance, page 77

8.      We note your response to comment 21, and your amended disclosure that "the 2015 and 2019 revenue, and resulting CAGR, figures are not comparable."  In this regard, please tell us how it is appropriate to include in the graphic on page 78, the figure representing revenue and growth in CAGR between 2015 and 2019, if these figures are not comparable.  Alternatively, please revise the graphic to remove the revenue-related figure from your graphic.

Consolidated Financial Statements, page F-1

9.      Please update your financial statements in accordance with Rule 3-01 of Regulation S-X.

You may contact Ta Tanisha Meadows at (202) 551-3322 or James Allegretto at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters.  Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:      John C. Kennedy